Exhibit 77C     Van Kampen Tax Managed Equity Growth Fund




   A Special Meeting of Shareholders (the "Meeting") of the Van Kampen Tax Managed Equity Growth Fund (the "Fund"), a Delaware business trust, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Wednesday, August 13, 2003, at 10:00 a.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen Tax Managed Equity Growth Fund would (i) transfer all of its assets and liabilities to the Van Kampen Equity Growth Fund in exchange solely for Class A, B and C shares of the Van Kampen Equity Growth, (ii) distribute such shares of to the holders of shares of the Van Kampen Equity Growth Fund and (iii) be dissolved.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: 1,333,691 shares were voted for the proposal; 93,262 shares voted against the proposal and 38,247 shares abstained from voting.